ICON ENERGY CORP.
17th km National Road, Athens-Lamia & Foinikos Str.
14564, Nea Kifissia, Athens, Greece
Tel: +30 211 888 0200

January 22, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:          Michael Purcell

Re:	Icon Energy Corp. Registration Statement on Form F-1 (File No. 333-284370)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1, that was originally filed with the U.S. Securities and Exchange Commission on January 21, 2025, as may thereafter be amended, be accelerated so that it will be made effective at 9:00 AM Eastern Time on Thursday, January 23, 2025, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Filana R. Silberberg, Esq. of Watson Farley & Williams LLP, counsel to the undersigned registrant, at (212) 922-2225.

Yours truly,

ICON ENERGY CORP.

By:	/s/ Ismini Panagiotidi
Name: Ismini Panagiotidi
Title: Chief Executive Officer